

05007216

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

6 April 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
APR 11 2005

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

SUPPL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
29/03/2005	Increased US Institutional Investor Support for Norwood
29/03/2005	Norwood EyeCare Appoints Distributors for Japan, Thailand and Russia
06/04/2005	Norwood Receives TGA Approval for Next Generation Laser Vision Correction Technology

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

PROCESSED
APR 25 2005 E
THOMSON
FINANCIAL

4/15

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

6 April 2005

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549


RECEIVED
APR 11 2005

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
29/03/2005	Increased US Institutional Investor Support for Norwood
29/03/2005	Norwood EyeCare Appoints Distributors for Japan, Thailand and Russia
06/04/2005	Norwood Receives TGA Approval for Next Generation Laser Vision Correction Technology

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

NORWOOD ABBEY

INCREASED US INSTITUTIONAL INVESTOR SUPPORT FOR NORWOOD

Key points:

- ***US institutions back Norwood***
- ***Placement raises approximately $5.8 million***
- ***Arrangements with US institutions sufficient to fully fund Business Plan***
- ***US shareholders now own approximately 26% of Norwood***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has completed a placement to three US institutions to raise an immediate $5.8 million (US$ 4.5 million). The placement is evidence of the continuing support for Norwood in the US market. As previously advised, Norwood is implementing a strategy of attracting patient equity investors in the US market, who understand the time frames associated with medical technology investment.

This latest placement brings the total US shareholdings in Norwood to approximately 26%. The placement has been made to three existing prominent New York based shareholders. These institutional investors continue to add to their equity positions in Norwood.

The placement involves the issue of 12.7 million shares at 46 cents each. Additionally, arrangements have been put in place, with the same investors, such that the Company may receive an additional equity investment of a further $6 million during the next six months.

The capital raising, together with the above proposed additional equity investment, is expected to provide sufficient capital to fully fund the current business plan / financial needs of the Company.

For further information about Norwood, visit the company's websites at www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Australian Investor and Media Contacts:
Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	12,700,000 at $0.46 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Working Capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	185,741,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,850,000	Options exercisable at various prices expiring on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (~~Director~~/Company Secretary) Date: .....29/ 3/2005..............

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD eyeCARE



NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com



NORWOOD EYECARE APPOINTS DISTRIBUTORS FOR JAPAN, THAILAND AND RUSSIA

Key Points:

- **Norwood EyeCare expands distribution network.**
- **New distribution partners are leading suppliers of eye surgery products.**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that as part of the global expansion of its ophthalmic product line it has appointed distributors for its Centurion SES™ System with EpiEdge™ (disposable separator) in Japan, Thailand and Russia.

Japan is an important market which has 110 laser vision correction (LVC) centres with more than 50,000 procedures carried out in 2003.

Norwood's Japanese distributor has received a license to import the product and has already installed the first units which are being used to treat patients. Established in 1998, Norwood's distributor is an importer and distributor specializing in the ophthalmology field in Japan and who is committed to the highest level of quality, service and customer support possible.

Additionally, Norwood's distributor in Thailand has placed an initial order for the system and the first patient surgeries are scheduled for the coming weeks.

As previously stated, Norwood EyeCare utilised very strict selection criteria for the ideal distributor profile including:

- Existing portfolio of complimentary refractive surgery products
- "Best in class" in sales, marketing and technical support
- Well-established, strong reputation within the clinical community
- Breadth of market coverage in the specific country/region

In 2003 the worldwide ophthalmology market was US$17.8 billion of which LVC is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

6 April 2005

NORWOOD RECEIVES TGA APPROVAL FOR NEXT GENERATION LASER VISION CORRECTION TECHNOLOGY


RECEIVED
APR 11 2005

Key Points:

- TGA approval for next generation laser vision correction technology
- New technology eliminates cutting of eye and associated complications
- In excess of 3 million procedures worldwide annually
- 30,000 procedures in Australia annually
- Endorsed by leading clinicians worldwide
- U.S. (FDA) and Europe (CE Mark) marketing approvals
- Revenues to be driven by high margin, single-use disposable separator

Richard Walmsley, Chief Executive Officer of Norwood Devices, a division of medical technologies group Norwood Abbey Ltd [ASX:NAL], announced today the company had received Therapeutic Goods Administration (TGA) approval for its Centurion SES™ Epikeratome – the key component of Epi-LASIK technology, the next generation of vision correction surgery. TGA approval in Australia follows U.S. Food & Drug Administration (FDA) and European CE Mark approvals in 2004.

Mr Walmsley said Norwood Abbey is now at the forefront of laser vision correction (LVC) in Australia, and across the World.

"Epi-LASEK is a proven technology with nearly 3,000 patients already undergoing the procedure in the USA and Europe.

"The market potential in Australia is significant. There is close to 30 laser refractive centres across Australia, with an expected 30,000 patient procedures being undertaken in 2005. In 2003, there were in excess of 3 million LVC procedures performed world wide using approximately 5,700 LASIK cutting devices.

"Epi-LASIK combines the benefits of current laser vision correction procedures and eliminates their disadvantages – particularly the need to cut the eye," Mr Walmsley said.

Current vision correction surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics* indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

"As a medical device that relies on single-use disposable components, Epi-LASIK fits naturally within the business model for Norwood Devices. Norwood's revenues in EyeCare will come from both the sales of the Centurion SES™ system and the disposable separators but the real revenue and profit generator will be the single-use disposable separator.

"The Devices division is forecasting revenues of AUS$14 million in the 2005 calendar year, and expects to be cash flow positive and profitable on a month by month basis by the end of 2005," Mr Walmsley concluded.

- Ends -

* Figures taken from the Market Scope Comprehensive Report on the Refractive Market, November 2003.

Norwood Abbey is a publicly listed (ASX : NAL) medical technology company, based in Melbourne, Australia. It makes a difference to people's lives by recognising successful late stage science, patenting and protecting it, funding research to prove that it works and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns. The company has two divisions: Norwood Immunology and Norwood Devices. For more information, visit: www.norwoodabbey.com

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333
61-2-8256-3334

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com